April 30, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-6010
Attn: Bryan Pitko

Re:	China Pharma Holdings, Inc.
Revised Preliminary Information Statement on Form PRE 14C
Filed April 1, 2010
File No.001-34471

Dear Mr. Bryan Pitko,

On behalf of China Pharma Holdings, Inc., a Delaware corporation (the “Company”), we have been authorized by the Company to present the following responses to your letter dated April 26, 2010 (the “Comment Letter”), relating to the Company’s Form PRER 14C filed on April 22, 2010 (the “Form PRER 14C”).

Your comments have been set forth in italics and paragraphs have been numbered to correspond to the numeration of the Comment Letter.

Preliminary Information Statement

Reelection of Directors,page 3

1.
For each director or person chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of your business and structure. If material, this disclosure should cover more than past five years, including information about the person's particular areas of expertise or other relevant qualifications. See Item 401(e) of Regulation S-K.

Answer:	Please note that the information statement relating to the resume and background of directors has been amended to include all the information required under Item 401(e) of Regulation S-K.

IDENTIFICATION OF THE FIVE REELECTED DIRECTORS

The name, age, the year in which each first became a director and their principal occupations or employment during the past five years are as follows:

Name	Age	Position	First Year to Be a Director
Zhilin Li	57	Director, President and Chief Executive Officer	2006
Heung Mei Tsui	53	Director	2005
Gene Michael Bennett	62	Independent Director	2008
Yingwen Zhang	65	Independent Director	2008
Baowen Dong	69	Independent Director	2008

Resumes

Zhilin Li

Ms. Li is the director, President and Chief Executive Officer (“CEO”) of the Company. She was a founder of Helpson, and served as chairman and CEO of Helpson from 1993 to 2005. She is of sophisticated management experience and outstanding leadership and contributed a lot to the development of Helpson. Ms. Li was formerly the president of Haikou Bio-engineering Institute as well as the vice president of Sichuan Institute of Biology.  She graduated from Sichuan University majoring in biology.  Her major in bio-engineering field is also what the Company seeking for since the Company is a biology-based corporation.  She has been acting as the CEO of China Pharma Holdings Inc. since 2005 and acting as a director since 2006 with her distinguished managerial ability and biology expertise.

Heung Mei Tsui

Ms. Tsui graduated from Hunan Financial & Economic College in 1982. She used to be engaged in pharmaceutical chemical raw material import/export business. Her experience in the trading side of the business affords her unique insights into the pharmaceutical industry. Ms. Tsui has been a self-employed businesswoman engaged in strategic investments. Her presence in the Board benefits the company greatly in areas of strategic planning and execution. Ms. Tsui has served as a member of our board of directors from 2005 to 2008. Ms. Tsui rejoined the board on April 28, 2009.

G. Michael Bennett

G. Michael Bennett graduated from Michigan State University and University of Michigan. Mr. Bennett obtained his CPA license from the State of Colorado, but is currently inactive. He currently is a DBA candidate in Corporate Governance at City University of Hong Kong.  He acted as CFO and Board Member in National Automobile Club from 1983 to 1986. After that, he worked as an accounting, tax, and audit professor in California State University from 1986 to1989, and as an accounting and audit professor in Chapman University from 1989 to 1993.  He served as the CFO and Board Member in Argonaut Computers from 1993 to1998 in Southern of California. During 1998-2000, he was a basic law, accounting and tax professor in University of Hawaii and accounting, tax and audit professor in Chaminade of Honolulu. He acted as a partner of ProCFO Company based in California which provided contract CFO service for firms during 2000-2004.  He was also a partner of Nexis Investment Consulting Corporation based in Beijing during 2004-2009. Mr. Bennett presently serves as CEO of American General Business Association – Beijing, China (AGBA),a non-governmental organization (NGO), from 2009 to present and is also the CFO for CAEI whose headquarters is in ZhuHai, PRC from 2009 to present. In addition, he is the Audit Committee Chair for the Boards of Directors for CAGC (China Agritech) and for SHZ (ShenZhou Mining & Resources). Mr. Bennett’s extensive background in accounting, financial management and reporting, including SEC related reporting well qualify Mr. Bennett for the Board of Directors of CPHI and as the independent financial and accounting expert on the Board.

Yingwen Zhang

Mr. Zhang graduated from the Chemical Engineering Department of Tianjin University in 1967. In his early career he was a chemical-engineer, then rising to become senior manager for several chemical corporations in China. From 1983 to 1988 Mr. Zhang served as the CEO of a large chemical SOE (State Operated Enterprise) affiliated with the SINOPEC Group. He was also appointed as the Director-General to Sichuan Provincial Foreign Trade and Economic Cooperation Bureau (the Commercial Bureau of Sichuan Province, China) from 1988 to 2000. After that, he was appointed as the Commercial Counsellor of the China Embassy in Malaysia for five years.  Mr. Zhang was the representative of the 9th Nation People’s Congress of China (NPC). He acted as Senior Consultant of SINOFERT Holdings, Ltd. (HK 297) of SINOCHEM Group from 2005 to 2009. Mr. Zhang currently serves as the General Manger and CEO of Shanghai Reseat Medical Tech Co. Ltd. (a medical device producer).  Mr. Zhang’s extensive knowledge in areas of government regulation and policies as well as his vast experience in senior management in the private sector qualify him as an independent director of the Company.

Baowen Dong

Baowen Dong graduated from Xi’an University of Science and Technology in 1966. He had been engaged in the field of communication technology from 1966 to 1974. Since then he has had different roles in areas of teaching and research (such as dean, professor) in Sichuan University from 1974 to 2001. Following that he concentrated on biomedical and medical information researches. He sat in the expert team of the Sichuan University from 2003 to 2008, doing teaching evaluation and assessment work in Engineering and Medical Science faculty. In recent years, he has been focusing on the research of China's Health Care Reform. He joined the Company as an independent director in 2008; his academic background adds value to the Company in respect of research and development.

Executive Compensation,page 8

2.
Please revise your summary compensation table to provide the aggregate grant date fair value of the option awards granted to Frank Waung as calculated in accordance with FASB ASC topic 718. Please also revise footnote 1 to the summary compensation table to indicate that the valuation of the option award has been conducted pursuant to FASB ASC Topic 718. See Item 402(n)(2)(v)of Regulation S-K.

Answer:	Please note that the compensation table and relevant note have been amended according to the comments above.

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Salary ($)(c)	Option Awards ($)(f)	All Other Compensation ($)(i)	Total ($)(j)
Zhilin Li Director, CEO and President (2)	2009 2008 2007	$117,302 $117,084 $104,976	—	—	$117,302 $117,084 $104,976

Xinhua Wu, Former CFO and Director (3)	2009 2008 2007	$ 5,103 $73,177 $65,610	—	—	$ 5,103 $73,177 $65,610

Frank Waung, CFO (4)	2009	$ 36,000	$ 134,600 (1)	$ 10,000	$180,600

Jian Yang, Secretary, (5)	2009 2008 2007	$73,314 $73,177 $65,610	—	—	$73,314 $73,177 $65,610

(1)  Represents the dollar amounts recognized in the Company’s year-end 2009 financial statements for reporting purposes in accordance with FASB ASC Topic 718.  Amounts shown cover awards granted in 2009.  The amounts represent the compensation costs of awards that are paid in options to purchase shares of the Company’s common stock, the amounts do not reflect the actual amounts that may be realized by the named executive officer.  A discussion of the assumptions used in calculating these values may be found in Note 8 to the consolidated audited financial statements in Form 10-K filed on March 4, 2010.

(2) Zhilin Li has been our CEO and president since October 20, 2005.  As of January 20, 2006, Zhilin Li was elected as the director of the Company.

(3) Effective April 28, 2009, Mr. Xinhua Wu resigned as our Chief Financial Officer and Director.

(4) Effective April 28, 2009, Mr. Frank Waung was elected as the Chief Financial Officer of the Company.

(5) Jian Yang has been our corporate secretary since October 20, 2005.

3.	Please revise your information statement to include tabular disclosure reflecting the outstanding equity awards at fiscal year-end for your named executive officers. See Item 402(p) of Regulation S-K.

Answer:
Please note that the information statement has been amended to include the tabular disclosure reflecting the outstanding equity awards at fiscal year-end for your named executive officers required under Item 402(p) of Regulation S-K.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2009, we had the following outstanding equity awards:

Option awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
(a)	(b)	(c)	(d)	(e)	(f)
Frank Waung	50,000 50,000	—	—	$2.75 $2.75	April 27, 2012 September 29, 2012

(1) On October 13, 2009 the Company issued options to purchase 100,000 shares of common stock at an exercise price of $2.75 per share to Frank Waung, the Chief Executive Officer of the Company pursuant to its 2009 Stock Option Plan.  The option vests in two equal tranches on April 28, 2010 and September 30, 2010 and expire two years from the respective vesting dates.

If you have further requirements or questions, please do not hesitate to contact the undersigned at (1408) 947-1960 or by facsimile at (0086-10) 58785566.

Very truly yours,

KING AND WOOD, LLP

Date: April 30, 2010	By:	/s/ Charles Law
Charles Law

cc: Zhilin Li